                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            STILWELL FINANCIAL, INC.

                                (Name of issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of class of securities)

                                    860831106
                                   ----------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Joseph F. Mazzella
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
       (Name, address and telephone number of person authorized to receive notices and communications)

                                October 31, 2002
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

                              (Page 1 of 18 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 2 of 18 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Management LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,090,198
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,090,198
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,090,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 3 of 18 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields GP LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,090,198
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,090,198
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,090,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 4 of 18 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands, B.W.I.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,324,035
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,324,035
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,324,035
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 5 of 18 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,090,198
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,090,198
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,090,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 6 of 18 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,090,198
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,090,198
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,090,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                     13D               Page 7 of 18 pages
------------------------                                ------------------------

Item 1.  Security and Issuer.

     The securities to which this statement relates are shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Stilwell Financial, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 920 Main St., Kansas City, MO 64105.

Item 2.  Identity and Background.

     (a), (b) and (c) This statement is being filed by the following persons:
Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Highfields Capital Ltd. an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd."), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), Highfields Capital II LP, a Delaware limited partnership ("Highfields II") and Highfields Ltd. (Highfields Ltd. together with Highfields I and Highfields II, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Highfields Ltd. is principally engaged in the business of buying, selling and owning securities and those activities incidental to buying, selling and owning securities. The business address and principal executive offices of Highfields Ltd. are c/o Goldman Sachs (Cayman) Trust, Limited, Second Floor, Harbour Centre, P.O. Box 896 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing

------------------------                                ------------------------
  CUSIP No. 860831106                     13D               Page 8 of 18 pages
------------------------                                ------------------------

Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     The Shares to which this Schedule 13D relates are owned directly by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 1,197,463 Shares owned by Highfields I was $15,138,384.80, inclusive of brokerage commissions.

     The aggregate purchase price of the 2,568,700 Shares owned by Highfields II was $32,470,987.78, inclusive of brokerage commissions.

     The aggregate purchase price of the 9,324,035 Shares owned by Highfields Ltd. was $117,872,218.79, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Person has investment or voting power.

     The Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the Shares at times and in such manner as they deem advisable in pursuit of such investment purposes, including to benefit from temporary changes in Share market prices, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of Shares, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's

------------------------                                ------------------------
  CUSIP No. 860831106                     13D               Page 9 of 18 pages
------------------------                                ------------------------

operations, management, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in subsections (a) through (j) of this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of one or more Issuer businesses, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

     The Issuer has previously announced a structural reorganization under which it would merge the operations of its Janus and other subsidiaries, and in October 2002, announced that it was considering the sale of its ownership of DST Systems Inc., in a taxable transaction. The Reporting Persons intend to review and consider the Issuer's further announcements and plans relating to the reorganization and the DST sale to determine whether such plan will achieve the highest values attainable for shareholders, or whether alternative transactions, including spin offs, recapitalizations, self-tender offers or sale of the Issuer, in whole or in part, should be proposed or pursued. In part depending on further announcements of the Issuer's plans, such review may include, without limitation, discussions with market analysts, other stockholders, investment professionals, industry sources and other parties. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 10 of 18 pages
------------------------                                ------------------------

Item 5.  Interest in Securities of Issuer.

     (a) and (b) As of November 6, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 1,197,463, 2,568,700 and 9,324,035 Shares, respectively, representing approximately 0.5%, 1.2% and 4.2%, respectively, of the 222,414,412 Shares outstanding as reported in publicly available information.

     As of November 6, 2002, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 13,090,198 Shares owned beneficially by the Funds, representing approximately 5.9% of the 222,414,412 Shares outstanding as reported in publicly available information.

     As of November 6, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 13,090,198 Shares owned beneficially by Highfields Capital Management, representing approximately 5.9% of the 222,414,412 Shares outstanding as reported in publicly available information.

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 11 of 18 pages
------------------------                                ------------------------

     As of November 6, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 13,090,198 Shares owned beneficially by Highfields GP, representing approximately 5.9% of the 222,414,412 Shares outstanding as reported in publicly available information.

     As of November 6, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 13,090,198 Shares owned beneficially by Highfields GP, representing approximately 5.9% of the 222,414,412 Shares outstanding as reported in publicly available information.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A attached hereto and incorporated herein by reference.

     (d)   None.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons from time to time may establish, modify or terminate cash settled equity or total return swap contracts or other similar derivative interests with one or more counterparties, the return on which contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the above. Such contracts may be entered into for investment or hedging purposes with respect to a combination of securities or with respect to the Shares, for leverage or other financing purposes, or to achieve best execution. If and to the extent such contracts are entered into, they will not grant to the Reporting Persons any right to acquire or control any voting power or other ownership interest or rights in any Shares, including any Shares that may be acquired or held, sold or otherwise dealt with by the contract counterparty, and accordingly, the Reporting Persons hereby specifically disclaim any beneficial ownership in any securities held or which may be acquired by such counterparty, if any, as well as any obligation to report any transactions in such contracts under this Item 6, or to amend this
Item 6 on account of any dealings in such contracts.

     Except as may be set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

------------------------                                ------------------------
  CUSIP No. 860831106                     13D              Page 12 of 18 pages
------------------------                                ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.


Date:    November 6, 2002         HIGHFIELDS CAPITAL MANAGEMENT LP
         ----------------
                                  By: Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                     Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                     Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                     Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                     Name/Title

                                  HIGHFIELDS CAPITAL LTD.

                                  By: Highfields Capital Management LP,
                                        its Investment Manager

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                     Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                     Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                     Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                     Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                     Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                     Name/Title

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 13 of 18 pages
------------------------                                ---------------------

                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS I DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         09/20/02                    1,075                   12.61
         09/23/02                   19,741                   12.45
         09/23/02                   18,236                   12.47
         09/23/02                      382                   12.41
         09/24/02                    7,613                   12.44
         09/24/02                    8,024                   12.49
         09/30/02                    8,143                   12.06
         10/01/02                    9,066                   12.03
         10/04/02                    4,572                   10.33
         10/04/02                   18,286                   11.03
         10/04/02                   10,972                   10.25
         10/21/02                    9,143                   12.40
         10/21/02                    4,087                   12.55
         10/21/02                   18,286                   12.55
         10/22/02                   11,328                   12.82
         10/22/02                    5,221                   12.58
         10/22/02                   21,560                   12.63
         10/22/02                    9,143                   12.63
         10/22/02                    3,658                   12.75
         10/22/02                    9,290                   12.75
         10/22/02                    9,143                   12.63
         10/22/02                   18,286                   12.63
         10/23/02                   26,770                   12.45
         10/23/02                   11,886                   12.45
         10/23/02                   11,886                   12.45
         10/23/02                   22,857                   12.29
         10/23/02                   23,278                   12.50
         10/24/02                   18,286                   13.25
         10/24/02                   15,726                   13.25
         10/24/02                   55,333                   13.25
         10/24/02                   27,429                   13.27
         10/25/02                      156                   13.23
         10/25/02                    9,143                   13.29
         10/25/02                   18,286                   13.29
         10/25/02                   10,989                   13.29
         10/25/02                    9,143                   13.29
         10/25/02                   13,831                   13.10
         10/28/02                    5,313                   13.89

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 14 of 18 pages
------------------------                                ---------------------


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         10/28/02                    9,143                   13.97
         10/28/02                   18,286                   13.97
         10/28/02                   57,444                   13.97
         10/29/02                    9,143                   13.02
         10/29/02                   22,071                   12.99
         10/29/02                    9,143                   13.32
         10/29/02                   15,699                   13.02
         10/29/02                   13,715                   13.05
         10/30/02                   13,715                   12.21
         10/30/02                    5,761                   12.21
         10/30/02                   13,715                   12.21
         10/31/02                   18,286                   11.97
         10/31/02                   29,852                   11.82
         10/31/02                   84,344                   11.85
         10/31/02                    9,143                   11.82
         10/31/02                    9,143                   11.82
         10/31/02                    9,143                   11.82
         10/31/02                    9,143                   11.82
         10/31/02                    9,143                   11.82
         11/01/02                    9,186                   12.01
         11/01/02                   18,372                   12.11
         11/01/02                   18,372                   12.01
         11/01/02                   21,044                   12.01
         11/04/02                   22,964                   13.26
         11/04/02                   18,711                   13.26
         11/05/02                   27,353                   13.12

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 15 of 18 pages
------------------------                                ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         09/20/02                     2,326                  12.61
         09/23/02                       828                  12.41
         09/23/02                    39,421                  12.47
         09/23/02                    42,673                  12.45
         09/24/02                    17,345                  12.49
         09/24/02                    16,458                  12.44
         09/30/02                    17,601                  12.06
         10/01/02                    19,443                  12.03
         10/04/02                     9,807                  10.33
         10/04/02                    39,227                  11.03
         10/04/02                    23,536                  10.25
         10/21/02                    39,227                  12.55
         10/21/02                     8,767                  12.55
         10/21/02                    19,613                  12.40
         10/22/02                    19,613                  12.63
         10/22/02                    11,199                  12.58
         10/22/02                     7,845                  12.75
         10/22/02                    19,613                  12.63
         10/22/02                    24,301                  12.82
         10/22/02                    39,227                  12.63
         10/22/02                    19,927                  12.75
         10/22/02                    46,248                  12.63
         10/23/02                    49,034                  12.29
         10/23/02                    57,428                  12.45
         10/23/02                    25,498                  12.45
         10/23/02                    49,936                  12.50
         10/23/02                    25,498                  12.45
         10/24/02                    33,735                  13.25
         10/24/02                    58,840                  13.27
         10/24/02                   118,701                  13.25
         10/24/02                    39,227                  13.25
         10/25/02                       334                  13.23
         10/25/02                    19,614                  13.29
         10/25/02                    25,695                  13.10
         10/25/02                    23,576                  13.29
         10/25/02                    39,226                  13.29
         10/25/02                    19,613                  13.29
         10/28/02                    39,227                  13.97
         10/28/02                   123,233                  13.97
         10/28/02                    19,613                  13.97

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 16 of 18 pages
------------------------                                ---------------------


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         10/28/02                    11,395                  13.89
         10/29/02                    29,420                  13.05
         10/29/02                    19,613                  13.02
         10/29/02                    33,676                  13.02
         10/29/02                    47,347                  12.99
         10/29/02                    19,613                  13.32
         10/30/02                    29,420                  12.21
         10/30/02                    29,420                  12.21
         10/30/02                    12,356                  12.21
         10/31/02                    64,038                  11.82
         10/31/02                    19,613                  11.82
         10/31/02                   180,934                  11.85
         10/31/02                    19,613                  11.82
         10/31/02                    19,613                  11.82
         10/31/02                    19,613                  11.82
         10/31/02                    19,613                  11.82
         10/31/02                    39,227                  11.97
         11/01/02                    45,131                  12.01
         11/01/02                    39,398                  12.11
         11/01/02                    39,398                  12.01
         11/01/02                    19,699                  12.01
         11/04/02                    40,127                  13.26
         11/04/02                    49,248                  13.26
         11/05/02                    58,658                  13.12


(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 17 of 18 pages
------------------------                                ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                  BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         09/20/02                     8,399                  12.61
         09/23/02                   142,343                  12.47
         09/23/02                   154,086                  12.45
         09/23/02                     2,990                  12.41
         09/24/02                    62,631                  12.49
         09/24/02                    59,429                  12.44
         09/30/02                    63,556                  12.06
         10/01/02                    71,491                  12.03
         10/04/02                    85,492                  10.25
         10/04/02                    35,621                  10.33
         10/04/02                   142,487                  11.03
         10/21/02                   142,487                  12.55
         10/21/02                    31,846                  12.55
         10/21/02                    71,244                  12.40
         10/22/02                    88,271                  12.82
         10/22/02                    72,383                  12.75
         10/22/02                    40,680                  12.58
         10/22/02                    28,497                  12.75
         10/22/02                   142,487                  12.63
         10/22/02                    71,244                  12.63
         10/22/02                    71,244                  12.63
         10/22/02                   167,991                  12.63
         10/23/02                   208,601                  12.45
         10/23/02                    92,616                  12.45
         10/23/02                   178,109                  12.29
         10/23/02                   181,386                  12.50
         10/23/02                    92,616                  12.45
         10/24/02                   213,731                  13.27
         10/24/02                   122,539                  13.25
         10/24/02                   142,487                  13.25
         10/24/02                   431,166                  13.25
         10/25/02                    71,244                  13.29
         10/25/02                   105,474                  13.10
         10/25/02                    71,243                  13.29
         10/25/02                     1,210                  13.23
         10/25/02                   142,488                  13.29
         10/25/02                    85,635                  13.29
         10/28/02                   (20,000)                 13.98
         10/28/02                   142,487                  13.97
         10/28/02                    41,392                  13.89

------------------------                                ---------------------
CUSIP No. 860831106                   13D                 Page 18 of 18 pages
------------------------                                ---------------------


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------
         10/28/02                   467,623                  13.97
         10/28/02                    71,244                  13.97
         10/29/02                    71,244                  13.02
         10/29/02                   106,865                  13.05
         10/29/02                   171,982                  12.99
         10/29/02                    71,244                  13.32
         10/29/02                   122,325                  13.02
         10/30/02                    44,883                  12.21
         10/30/02                   106,865                  12.21
         10/30/02                   106,865                  12.21
         10/31/02                    71,244                  11.82
         10/31/02                   232,610                  11.82
         10/31/02                    71,244                  11.82
         10/31/02                    71,244                  11.82
         10/31/02                   657,222                  11.85
         10/31/02                    71,244                  11.82
         10/31/02                   142,487                  11.97
         10/31/02                    71,244                  11.82
         11/01/02                   162,925                  12.01
         11/01/02                    71,115                  12.01
         11/01/02                   142,230                  12.11
         11/01/02                   142,230                  12.01
         11/04/02                   144,862                  13.26
         11/04/02                   177,788                  13.26
         11/05/02                   211,789                  13.12


(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.